CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea” prepared for Nevsun Resources Ltd. dated 09 August, 2017 with effective date December 31, 2016 (the “Technical Report”).
I, Neil M. Winkelmann, FAusIMM, do hereby certify that:

1	I am a Principal Consultant (Mining) with the firm of SRK Consulting (Canada) Inc. with an office at 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada.

2	I am a graduate of the University of New South Wales, Australia with a B.Eng. in Mining (1984). I am a graduate of the University of Oxford with an MBA in 2005. I have practiced my profession continuously since 1984 and I have 32 years’ experience in mining. I have significant experience in the valuation of minerals-industry projects accrued over the past 10 years.

3	I am registered as a Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM, #323673). As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101.

4	I have visited the Bisha property on numerous occasions, with the most recent visit being from 26 April 2017 to 6 May 2017.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43 101F1.

6	As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7	I accept professional responsibility for section 21, 23, as well as relevant parts of Executive Summary, Sections 24 and 25 of this technical report.

8	I had prior involvement with the subject property having contributed to internal mining studies.

9	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

Dated 09 August, 2017 at Vancouver, Canada.

[“signed and sealed”] Neil M. Winkelmann, FAusIMM Principal Consultant (Mining) SRK Consulting (Canada) Inc.